Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023
April 29, 2010
VIA EDGAR
Mr. Larry Spirgel
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Time Warner Cable Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 19, 2010 File No. 1-33335
Dear Mr. Spirgel:
This letter is being submitted in response to the letter dated April 15, 2010 in which the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) commented on the Annual Report on Form 10-K for the year ended December 31, 2009 filed by Time Warner Cable Inc. (“TWC” or the “Company”) with the SEC on February 19, 2010 (the “2009 Form 10-K”).
Comment
Please explain to us why you did not treat the restricted stock units as participating securities in your calculation of earnings per share for the year ended December 31, 2009 under the guidance in FASB ASC 260-10-45-61A. In this regard, we note your disclosure at page 84 that the holders of the restricted stock units received a retained distribution related to the Special Dividend that was given to common stock holders.
Response
Background on Rights of RSU Holders and the March 2009 Special Dividend
As part of the Company’s compensation philosophy to attract, motivate and retain key executives, the Company has established a long-term incentive program, which, since 2007, has consisted, in part, of grants of restricted stock units (“RSUs”), representing the right to receive shares of the Company’s common stock at the end of a prescribed vesting period. The Company’s RSUs generally vest in two equal installments on the third and fourth anniversaries of the date of grant.

Time Warner Cable Inc.
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Under the Restricted Stock Units Agreement that governs holders’ rights (the “RSU Agreement”), regular cash dividends paid by the Company are paid to RSU holders (in cash, as “Dividend Equivalents”) at the same time as the dividends are paid to common stock holders (i.e., regular cash dividends are non-forfeitable for RSU holders). However, non-regular dividends and other distributions are retained by the Company (“Retained Distributions”) and paid to the RSU holder only if and when the underlying RSU vests (i.e., distributions other than regular cash dividends are forfeitable for RSU holders). The following is an excerpt from the RSU Agreement related to the treatment of dividends and other distributions:
Dividend Equivalents and Retained Distributions. If on any date while RSUs are outstanding hereunder the Company shall pay any regular cash dividend on the Shares, the Participant shall be paid, for each RSU held by the Participant on the record date, an amount of cash equal to the dividend paid on a Share (the “Dividend Equivalents”) at the time that such dividends are paid to holders of Shares. If on any date while RSUs are outstanding hereunder the Company shall pay a dividend other than a regular cash dividend or make any other distribution on the Shares, the Participant shall be credited with a bookkeeping entry equivalent to such dividend or distribution for each RSU held by the Participant on the record date for such dividend or distribution, but the Company shall retain custody of all such dividends and distributions (the “Retained Distributions”) .... Retained Distributions will not bear interest and will be subject to the same restrictions and payment timing as the RSUs to which they relate.
On March 12, 2009, in connection with its separation from Time Warner Inc., the Company paid a Special Dividend of $10.856 billion ($10.27 per share of common stock ($30.81 per share after giving effect to a subsequent 1-for-3 reverse stock split)), which represented a significant portion of the Company’s shareholders’ equity balance.1 Due to the size of the Special Dividend and the fact that it was paid in connection with the separation from Time Warner Inc., the dividend was deemed to be a non-regular dividend and, pursuant to action by the Board of Directors, a Retained Distribution under the RSU Agreement. As a result, the Special Dividend is only paid to RSU holders upon the vesting of their underlying RSUs and is therefore subject to risk of forfeiture. Other than the Special Dividend, the Company paid no other dividends to holders of common stock during 2009.
Accounting Analysis
As a general matter, the Company has concluded that its RSUs meet the definition of a participating security (as discussed in FASB ASC 260-10-45-61A) because the RSUs contain a non-forfeitable right to regular cash dividends. As such, the Company is required to calculate earnings per share (“EPS”) using the two-class method. Under the two-class method, each class of stock is allocated earnings during the period as if all of the earnings during the period had been distributed. This allocation of earnings takes into account both distributed earnings (i.e. dividends declared during the period) and undistributed earnings. However, as discussed below, the Company determined that no earnings during 2009 (either distributed or undistributed) should be allocated to the RSUs under the two-class method. As such, the Company’s EPS for its common stock for the period was unaffected by the use of the two-class method.

[1]	As of December 31, 2008, the Company’s shareholders’ equity balance was $17.164 billion.

Time Warner Cable Inc.
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Allocation of Distributed Earnings
     During the year ended December 31, 2009, the Company recorded net income attributable to TWC of $1.070 billion. Additionally, the Company paid a Special Dividend of $10.856 billion in March 2009. As disclosed in the 2009 Form 10-K, holders of RSUs received a Special Dividend Retained Distribution of $10.27 per outstanding RSU, which is subject to the same vesting requirements as the underlying RSUs (i.e. the Special Dividend Retained Distribution is subject to forfeiture). Accordingly, the RSU holders were credited with a bookkeeping entry and the Company retained custody of the Special Dividend Retained Distribution.
     In accordance with paragraph 7 of FASB Staff Position EITF 03-6-1 (“FSP EITF 03-6-1”), “the right to receive dividends or dividend equivalents that the holder will forfeit if the award does not vest does not constitute a participation right. Such an award does not meet the definition of a participating security in its current form (that is, prior to the requisite service having been rendered for the award)” [Emphasis in original]. Pursuant to this guidance in FSP EITF 03-6-1 (and as codified in ASC 260), the Company concluded that it should not allocate distributed earnings related to the Special Dividend to the RSUs.
Allocation of Undistributed Earnings
     During the year ended December 31, 2009, the Company declared a dividend that was significantly in excess of net income attributable to TWC. Therefore, an argument could be made that there were no undistributed earnings during the period that would require an allocation between common shares and RSUs under the two-class method of calculating EPS. However, the Company has concluded that, even if there were undistributed earnings during the period, none of those earnings would have been allocated to the RSUs.
     In determining whether to allocate undistributed earnings to the RSUs, the Company considered the rights of the RSUs to share in the earnings of the Company as if all of the earnings during the period had been distributed. As previously discussed, the rights of the RSUs are dependent upon the nature of the dividend or distribution; specifically, RSUs are entitled to receive regular cash dividends with no risk of forfeiture (i.e. RSU holders are treated the same as common stock holders with respect to regular cash dividends) but for non-regular dividends and other distributions, RSU holders only receive the dividend or other distribution upon the vesting of the underlying RSUs. Therefore, the determination of how much of the undistributed earnings should be allocated to the RSUs is “arbitrary” (i.e., dependent upon the nature of the dividend or distribution, which is at the discretion of the Company’s Board of Directors). In assessing the appropriate accounting the Company looked to the following guidance in ASC 260-10-45-65:
“If the terms of the participating security do not specify objectively determinable, non-discretionary participation rights, then undistributed earnings would not be allocated based on arbitrary assumptions. For example, if an entity could avoid distribution of earnings to a participating security, even if all of the earnings for the year were distributed, then no allocation of that period’s earnings to the participating security would be made.”

Time Warner Cable Inc.
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In addition, the Company also looked to the following guidance in ASC 260-10-55-29:
“If a participating security provides the holder with the ability to participate in extraordinary dividends and the classification of dividends as extraordinary is within the sole discretion of the board of directors, then undistributed earnings would be allocated only to common stock. Since the classification of dividends as extraordinary is within the sole discretion of the board of directors, undistributed earnings would not be allocated to the participating security as the participation in the undistributed earnings would not be objectively determinable.”
Based upon the above guidance, the Company concluded that since the RSUs would only participate in the undistributed earnings if such earnings were distributed as part of a regular cash dividend, and because the determination of the nature of the dividend is up to the discretion of the Company’s Board of Directors, then no undistributed earnings should be allocated to the RSUs.
Disclosure in the 2009 Form 10-K
During the first quarter of 2010, the Company declared a regular cash dividend, which was non-forfeitable to the RSUs. The Company recognized that the two-class method could impact the Company’s EPS once a regular cash dividend was declared. As such, in the Company’s 2009 Form 10-K, the Company included the following disclosure in Note 2. Recent Accounting Standards;
Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities
In June 2008, the FASB issued authoritative guidance that requires share-based compensation awards that qualify as participating securities to be included in basic earnings per share using the two-class method. Under this guidance, all outstanding unvested share-based payment awards that contain rights to non-forfeitable dividends or dividend equivalents are considered participating securities. This guidance became effective for TWC on January 1, 2009 and is being applied retrospectively to all prior-period earnings per share computations. The adoption of this guidance did not impact net income attributable to TWC per common share for prior periods. As further discussed in Note 16, on January 27, 2010, the Company’s Board of Directors declared a regular quarterly cash dividend on TWC Common Stock of $0.40 per share payable in March 2010. As a result of such declaration, the Company’s outstanding restricted stock units will be treated as participating securities to the extent of declared dividends in the Company’s earnings per share calculation beginning in the first quarter of 2010.
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As requested by the Staff in its letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K, (ii) Staff comments or changes to disclosure in response to Staff comments in the 2009 Form 10-K reviewed by the Staff do no foreclose the SEC from taking any action with respect to the 2009 Form 10-K and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Time Warner Cable Inc.
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Should you have any questions, please call Bill Osbourn, our Controller and Chief Accounting Officer, at 704-731-3958.

Sincerely,
/s/ Robert D. Marcus
Robert D. Marcus
Senior Executive Vice President and Chief Financial Officer

cc:	Glenn A. Britt Chief Executive Officer Paul Meighan Ernst & Young LLP